Contact

www.linkedin.com/in/jareddwarika
(LinkedIn)

Top Skills

Operations Management
Electricians
Supply Chain Management

Honors-Awards

Employee of the Year
Innovator of the Year
Innovator of the Year
FotoFit: 2nd Place Winner at Rochester Startup Weekend

Jared Dwarika

Looking forward to a future of Care Everywhere.

Rochester, New York, United States

Summary

I am a seasoned leader and entrepreneur with over 20 years of experience in technical sales, operations management, engineering, and maintenance. I have an MBA, a postgraduate diploma in business administration, and a certification in reliability engineering.

As the COO and Co-Founder of Health Care Originals, I am passionate about providing market-leading digital health platforms across the entire continuum of respiratory care. Our services positively impact clinical trials, enabling diversity and real-world evidence, and they also help people with asthma and COPD live well with their conditions via our Nightingale services.

I am responsible for the strategic direction, business development, and operational excellence of our company, which is highly differentiated because of ADAMM, our proprietary wearable, and its variants, which variously offer telemedicine add-ons and other services as well. I have also been a speaker at several prestigious events and forums, sharing my insights and expertise on connected health, medical wearables, and respiratory innovation.

I have a strong background and skills in manufacturing process improvement, project planning, electrical wiring, and various systems, including HV/LV, PLCs, electro-mechanical drives, hydraulics, pneumatics, and automation. I have also led engineering and maintenance teams, as well as divisional sales and marketing for technical and vocational school equipment, test and measurement equipment, surveying, weighing, and other technical and academic sales.

I am driven by the mission of improving the quality of life and outcomes for people with chronic respiratory conditions, as well as reducing costs and enhancing efficiency for payers, employers, and healthcare providers. I am also committed to supporting socially responsible causes, such as Untapped Shores International, where

I volunteered as a technical advisor for portable technologies that create income and impact for local entrepreneurs and communities.

Experience

Health Care Originals, Inc.
COO & Co-Founder
June 2014 - Present (12 years 4 months)

Health Care Originals (HCO) provides market-leading digital health platforms across the entire continuum of respiratory care. HCO's services positively impact clinical trials, enabling diversity and real-world evidence, and they also help people with asthma and COPD live well with their conditions via our Nightingale services.

HCO is highly differentiated because of ADAMM, our proprietary wearable, and its variants, which variously offer telemedicine add-ons and other services as well.

Our Nightingale service is clinically efficacious in improving quality of life, reducing symptoms, as measured by clinically validated tools. We help payers reduce costs, employers reduce costs and improve productivity and consumers live better with asthma and COPD.

Imago Rehab
Chief Operating Officer
January 2026 - Present (9 months)
United States

Untapped Shores International
Technical Advisor
March 2014 - August 2016 (2 years 6 months)
Rochester, New York Area

Untapped Shores International, a not-for-profit organization, equips travelers bound for areas of need with portable technologies for enterprising persons. They train these persons and launch the "businesses in a box" portable technologies which create a sustainable source of income for the local entrepreneurs, but more importantly, improves the quality of life in the destination community. The most popular portable technologies within the portfolio of Untapped Shores International are water purification and hydroponics. I am therefore volunteering my engineering and management

skills to support this socially responsible cause so that its reach and capabilities can be increased.

FotoFit
Co Founder
April 2014 - December 2014 (9 months)
Rochester, New York Area

FotoFit is a start-up which intends to bring confidence to the online clothes shopping experience given the uncertainty about fit due to the variations in size information. It will provide clothing size correlation across brands and styles with recommendations based on the shopper's uniqueness. The solution will be ideal for home use and removes the inconvenience and errors in having to take and enter measurements online. FotoFit stands to improve efficiency for online purchases, reduce anxiety and frustration for in-between size persons and shorten the shopping experience for time constrained persons.
As such, I am volunteering in an advisory capacity in the area of general management to help fast track this startup.

Western Scientific Company Limited
Sales and Marketing Coordinator - Test & Measurement, Tertiary & Vocational Equipment Division
March 2005 - July 2012 (7 years 5 months)

Responsible for all sales and marketing activities, including staff hiring, training and development for this division. This involved establishing the department, building the organizational infrastructure and business processes; setting divisional goals for sales and profitability, and managing to ensure those goals were met.

Grew sales by 30x to $5M (USD) within 5 years.

Researched and performed feasibilities, and led development of business relationship for at least 15 new product lines. Responsibilities included negotiating supplier and sales agreements.

Also participated in initiatives to re-design business processes in the entire organization, as part of the preparation for an ERP solution implementation.

Alstons Building Enterprises Limited
6 years

Operations Manager

2003 - 2004 (1 year)

Managed a factory with 250 employees, working 24/7 shifts, and successfully maintained ISO 9000 certification, with no Corrective Action Requests from external audits.

Increased profitability by employing lean and productivity measures to increase productivity, reduce overheads, and reduce cost per unit by 15%. Also increased overall facility availability to 99% without significantly increasing R&M spend, instead deploying employee engagement and reliability centered maintenance principles.

Improved overall product quality by continuing to place emphasis on repeatable process changes as developed from in-depth studies of process, materials, and people.

Worked through initiatives to turn around mining operations (clay materials) to ensure efficiency increase, and conformance to emerging environmental regulations.

Engineering Manager and Other Positions

1998 - 2003 (5 years)

Started in 1998 as an Engineer with responsibility for overseeing an Electrical HV upgrade to a 2.2 MVA facility including transformer and switch gear changeouts. Successfully completed this project.

Promoted to Project Engineer to work on the Upgrade of an entire production line - increasing capacity of a line by 150%. Successfully worked as part of a team to execute the project, including such tasks as tender preparation and contractor selection, liaising with international design and installation teams, equipment and materials logistics, work scheduling, equipment installation, instrumentation and control network layout design and implementation.

Subsequently promoted to Maintenance and Development Engineer with responsibility for maintenance of 3 kilns, 2 of which were more than 40 years old, and development of maintenance and reliability plans for a variety of equipment - from the very automated to the very old.

Eventually promoted to Engineering and Maintenance Manager. Successfully implemented a Reliability Centered Maintenance approach that resulted in significant savings in R&M spend, while increasing facility uptime to 95%.

Education

Henley Management College

Master of Business Administration (MBA), Business Administration and Management, General · (2011 - 2014)

Henley Management College

Post Graduate Diploma, Business Administration and Management, General · (2007 - 2011)

American Society for Quality

Certified Engineer, Reliability Engineering · (2003 - 2004)